03 MAR 20 AM 7:21

ZURICH
FINANCIAL SERVICES

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

03007656

SUPPL

Your reference File No. 82-5089
Our reference AC/ih
Date March 17, 2003

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Dir. phone +41 (0)1 625 25 24
Dir. fax +41 (0)1 625 36 06
andres.christen
@zurich.com

Dear Sirs

Enclosed herewith please find the English version of the following press release:

- "Zurich Financial Services exits asset management business in India" dated March 10, 2003.

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Department

per I. Huber li-g

Andres Christen

PROCESSED
APR 01 2003
THOMSON
FINANCIAL

Enclosure

dlw 3/27

News Release

ZURICH
FINANCIAL SERVICES

File No. 82-5089

Zurich Financial Services exits asset management business in India

Zurich Financial Services
Media and Public Relations
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media.info@zurich.com
http://www.zurich.com

Zurich, 16 March 2003 - Zurich Financial Services has today announced that it has signed an agreement for the sale of its asset management business in India to HDFC (Housing Development Finance Corporation) Mutual Fund, a joint venture with Standard Life Investments (UK). HDFC has USD 1.45 billion assets under management and is India's 3rd largest and fastest growing mutual fund. Terms and conditions of the sale have not been disclosed. The sale requires the approval of local regulatory authorities.

Sandy Leitch, Chief Executive of Zurich Financial Services' UKISA (United Kingdom, Ireland, Southern Africa) and Asia Pacific Business Division said, "This decision has been taken in line with our recently announced strategy to allocate our capital to core markets in order to generate sustained profitable growth."

As of close of business on 12 March 2003, Zurich's asset management business in India had approximately USD 680 million assets under management. Zurich has begun a communications programme designed to keep customers informed and is confident HDFC will continue to provide customers with a high level of service and fund performance.

The agreed sale does not effect Zurich's other businesses in India.

Zurich Financial Services is an insurance-based financial services provider with an international network that focuses its activities on its key markets of North America, the United Kingdom and Continental Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. It has offices in approximately 60 countries and employs about 68,000 people.

ZURICH
FINANCIAL SERVICES

For further information please contact:

Zurich Financial Services, Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com
SWX Swiss Exchange/virt-x: ZURN

Jane Reed-Thomas, Zurich Financial Services (UK)
Phone direct +44 (0) 1489 561686, Fax +44 (0) 1489 564471
Mobile +44 (0) 7768 803920
jane.reed-thomas@uk.zurich.com